Brian F. Faulkner

A PROFESSIONAL LAW CORPORATION

27127 CALLE ARROYO, SUITE 1923 . SAN JUAN CAPISTRANO, CALIFORNIA 92675

T: 949.240.1361 . F: 949.240.1362 . C: 714.608.2125

E: BRIFFAULK@AOL.COM

VIA EDGAR

December 2, 2015

John Dana Brown, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InCapta, Inc. (formerly TBC Global News Network, Inc.)

Amendment to Form 10-12G

Filed November 4, 2015

File No. 000-29113

Dear Mr. Brown:

This letter is in response to your comment letter dated November 18, 2015 with regard to InCapta, Inc. (formerly known as TBC Global News Network, Inc.), a Nevada corporation (“Company”), and its amended Form 10-12G filed on November 4, 2015. Each comment in your letter will be addressed below and reflected in an amended Form 10 to be filed on EDGAR:

1. The Company will not be filing a confidential treatment request.

2. The Design and License Agreement was previously filed as Exhibit D to Exhibit 2.3. The consulting agreements with John Sartz and Chad Antonson are now attached as Exhibits 10.6 and 10.7, respectively, of the amended Form 10. The agreement between Celebrity Games Corp. (now known as Play Celebrity Games, Inc.), and Celebrity Games Software, LLC (now known as Stimulating Software, LLC), and TopFan is now attached as Exhibit 10.8 to the amended Form 10. The sole agreement between a celebrity and Play Celebrity Games, Inc. and Stimulating Software, LLC is attached now as Exhibit 10.9 to the amended Form 10.

3. As disclosed in this amendment, the Company has not generated any pay to play sales after June 30, 2015.

Mr. John Dana Brown

December 2, 2015

4. Updated interim financial statements on the Company is compliance with Rule 8-08 of Regulation S-X is attached to the amended Form 10. In addition, pro forma financial information has been updated to reflect the most recent interim period.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the noted filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the noted filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me.

Sincerely,

/s/ Brian F. Faulkner
Brian F. Faulkner

cc:	John Fleming, InCapta, Inc.